Exhibit 39

MARCONI COMPLETES SALE OF TWO NON-CORE ASSETS

Company sells TETRA and Online subsidiaries in separate transactions

London — March 5, 2003 — Marconi plc (MONI) today announced that it has completed the disposal of two businesses from its Capital portfolio. The company today sold OTE SpA (its Private Mobile Networks division, also known as TETRA) to Finmeccanica SpA (Milan: SIFI) for Euro 3 million (GBP2 million) in cash, Euro7 million (GBP4.8 million) in assumed financial debt, and Euro12 million (GBP8.2 million) in assumed OTE debt to suppliers. Finmeccanica has also agreed to release approximately Euro 4 million (GBP2.5 million) to Marconi from escrow relating to the August 2002 sale of Marconi’s Strategic Communications business. The OTE business unit is headquartered in Florence and employs over 500 people worldwide. The business provides secure and reliable turnkey mobile radio networks for police and governmental bodies, fire authorities, health and other emergency services, as well as transportation companies and public utilities. The business unit has three sites in Italy, one in the UK in Chelmsford and one in Moscow.

In a separate transaction, the company has completed the sale of Marconi Online to Coca Cola Amatil (N.Z.) Limited for NZ$2.95 million (over GBP1 million). The business unit employs fewer than 50 people who will transfer employment to Coca Cola Amatil. Marconi Online was established as a start up in April 2000 and specialises in the development of intelligent vending products and services that enable the remote monitoring of vending machines across fixed line and mobile networks.

ENDS/...

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company’s core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company’s customer base includes many of the world’s largest telecommunications operators.

The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Copyright (c) 2003 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts

Name:	David Beck / Joe Kelly	Heather Green
Title:	Public Relations	Investor Relations

Phone:	+44 (0) 207 306 1771	+44 (0) 207 306 1735
+44 (0) 207 603 1490
	joe.kelly@marconi.com	heather.green@marconi.com